UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

TOTAL SYSTEM SERVICES, INC.

(Global Payments Inc., as successor by merger to Total System Services, Inc.)

(Exact name of registrant as specified in its charter)

Georgia	1-10254	58-1493818
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Global Payments Inc.

3550 Lenox Road

Atlanta, Georgia 30326

(770) 829-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.800% Senior Notes due 2021

3.750% Senior Notes due 2023

4.000% Senior Notes due 2023

4.800% Senior Notes due 2026

4.450% Senior Notes due 2028

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

3.800% Senior Notes due 2021: 61

3.750% Senior Notes due 2023: 61

4.000% Senior Notes due 2023: 43

4.800% Senior Notes due 2026: 45

4.450% Senior Notes due 2028: 27

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Payments Inc., as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2019

GLOBAL PAYMENTS INC. as successor by merger to Total System Services, Inc.

By:	/s/ David L. Green
Name: David L. Green
Title: Senior Executive Vice President, General Counsel and Corporate Secretary